
August 19, 2021

Brian E. Cabrera
Chief Legal and Compliance Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

> **Re: Quantum Corporation**
> **Registration Statement on Form S-3**
> **Filed August 19, 2021**
> **File No. 333-258922**

Dear Mr. Cabrera:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology